AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

NYLI MACKAY DEFINEDTERM MUNI OPPORTUNITIES FUND

(Name of Subject Company)

NYLI MACKAY DEFINEDTERM MUNI OPPORTUNITIES FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

56064K100

(CUSIP Number of Class of Securities)

J. Kevin Gao, Esq.

30 Hudson Street

Jersey City, New Jersey 07302

(212) 576-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Thomas C. Bogle, Esq.

Corey F. Rose, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2024 (the “Schedule”), as amended by Amendment No. 1 to the Schedule filed with the SEC on November 15, 2024, by NYLI MacKay DefinedTerm Muni Opportunities Fund, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 100% of the Fund’s issued and outstanding common shares of beneficial interest for cash at a price per share equal to the net asset value per share as of the close of ordinary trading on the NYSE on November 14, 2024, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

Filed as Exhibit (a)(7) to this Amendment No. 2 is the press release issued by the Fund on November 19, 2024, announcing the final results of the Offer. The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 2 in response to Items 1 through 9 and Item 11 of the Schedule.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 12(a). EXHIBITS

(a)(1)(i)	Letter to Shareholders and Offer to Purchase[1]

(a)(1)(ii)	Letter of Transmittal[1]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees[1]

(a)(1)(iv)	Letter to Clients and Client Instruction Form[1]

(a)(1)(v)	Notice of Guaranteed Delivery[1]

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press Release dated October 17, 2024[1]

(a)(6)	Press Release dated November 15, 2024[2]

(a)(7)	Press Release dated November 19, 2024*

(b)	Not applicable

(d)(1)	Management Agreement between Registrant and New York Life Investment Management LLC, dated as of June 26, 2012[1]

(d)(2)	Amendment to Management Agreement between Registrant and New York Life Investment Management LLC, dated as of February 28, 2018[1]

(d)(3)	Subadvisory Agreement by and between New York Life Investment Management LLC and MacKay Shields LLC, dated as of June 26, 2012[1]

(d)(4)	Amendment to the Subadvisory Agreement by and between New York Life Investment Management LLC and MacKay Shields LLC, dated as of February 28, 2018[1]

(g)	Not applicable

(h)	Not applicable

1.	Previously filed on Schedule TO-I via EDGAR on October 17, 2024 and incorporated herein by reference.
2.	Previously filed on Amendment No. 1 to the Schedule TO-I via EDGAR on November 15, 2024 and incorporated herein by reference.
*	Filed herewith

ITEM 12(b). De-SPAC Transaction.

Not applicable.

ITEM 12(c). Filing Fees.

Filing Fee Exhibit.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NYLI MACKAY DEFINEDTERM MUNI OPPORTUNITIES FUND

/s/ Kirk C. Lehneis
Kirk C. Lehneis
President

November 19, 2024

EXHIBIT INDEX

(a)(7)	Press Release dated November 19, 2024

Filing Fee Exhibit